Memorandum of Understanding

Between

 CannTrust Inc.

And

Aleafia

September 25, 2018

This Memorandum of Understanding (“MOU”) sets forth the terms and understanding between CannTrust Inc. (“CannTrust”) and Aleafia Inc. (“Aleafia”) to enter into a cannabis supply and processing agreement. This agreement extends the memorandum of understanding signed on February 9, 2018.

Background

CannTrust Inc. and Aleafia are producers of medical cannabis, federally licensed under the Access to Cannabis for Medical Purposes Regulations in Canada.

Purpose

This MOU will solidify the relationship between CannTrust and Aleafia, where:

Aleafia will:

•	Give CannTrust the right of first refusal to purchase all bulk dried cannabis produced by Aleafia in 2019, up to 15000 kg, as per the following price schedules:

Q3 and Q4 2019: to be negotiated

*total THC + total CBD, reported from a sample representative of the batch

•	Send 35% of all in-coming patients to CannTrust
•	Participate in CannTrust`s Elite Genetics Development Program by trialing new strains and elite hybrid seeds

BCannTrust Will :

•	Provide Aleafia with up to starting material plants (“Starting Material Plants”) over a 60 day period ( ) from when Aleafia receives the requisite licences (estimated by November)

•	CannTrust and Aleafia will jointly determine a complementary mix of genetics, to benefit both parties

•	Pay Aleafia an education fee of of the gross revenue, less discounts, shipping costs and all applicable taxes, CannT arns on each referred incoming patients
•	Process additional cannabis sourced from Aleafia in 2019 (up to 15000 kg), including extraction and packaging, with Aleafia’s brand (price to be determined at a later date)

Aleafia or CannTrust Change of control

•	Change of Control is defined as

•

Any change in the entity ownership occurring when any person or company, directly or indirectly, becomes the beneficial owner of voting equity shares of the entity (to the extent of more than 50 percent of the voting shares) or the rights to acquire such shares; and

•	Any direct or indirect sale or transfer of substantially all of the assets of the entity

•	In the event of an Aleafia Change of Control

•	CannTrust (or the surviving entity) can terminate the MOU
•	The MOU will be in place for 90 days after the termination of the MOU (the “Grace Period”)

•	In the event of a CannTrust Change of Control

•	Aleafia (or the surviving entity) can terminate the MOU
•	The MOU will be in place for 90 days after the termination of the MOU (the “Grace Period”)

Records and audit rights

•	During the Term of this Agreement, Aleafia shall, at its sole cost and expense maintain complete and accurate books and records (specifically including, without limitation, the originals or copies of documents supporting entries in the books of account) covering all transactions arising out of or relating to this Agreement including, without limitations, a complete and correct account in auditable form of client count and client acquisitions
•	CannTrust and its duly authorized representatives shall have the right, during normal business hours, for the duration of this Agreement to examine and copy said books and records and all other documents and materials in the possession of or under the control of Aleafia with respect to the subject matter and terms of the Agreement and to have said books and records inspected by an independent auditor of CannTrust’s choice. If CannTrust desires to have an independent auditor perform such audit, CannTrust shall notify Aleafia in writing. In the event that a shortfall in the amount of clients actually due to CannTrust is discovered, Aleafia shall, in addition to immediately correcting such shortfall to CannTrust, reimburse CannTrust for all costs and expenses incurred in connection with such audit.
•	The exercise by CannTrust of any right to audit at any time or times or the acceptance by CannTrust of any statement of payment from Aleafia shall be without prejudice to any of the CannTrust’s rights or remedies and shall not bar CannTrust from thereafter disputing the accuracy of any payment or statement and Aleafia shall remain fully liable fo rainy balance due under this Agreement.

Duration

This MOU shall become effective upon signature by the authorized officials from CannTrust and Aleafia and will remain in effect until modified or terminated by any one of the partners by mutual consent. In the absence of mutual agreement by the authorized officials from CannTrust and Aleafia, this MOU shall end on December 31, 2019.

Contact Information
Brad Rogers
President and COO
CannTrust Inc.
P.O. Box 92068-9200 Weston Rd.
Vaughan, ON

Geoff Benic
Aleafia Inc.
President and CEO
8810 Jane Street, 2nd Floor
Concord, Ontario

Signatures

"Brad Rogers" Date:September 25, 2018
(Brad Rogers, CannTrust Inc.)

"Geoff Benic" Date: September 25, 2018
(Geoff Benic, Aleafia Health Inc.)